BEFORE THE PUBLIC SERVICE COMMISSION

                     OF THE STATE OF MISSOURI

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                                      :
In the matter of the application of   :
Tartan Energy Company, L.C., d/b/a    :
Southern Missouri Gas Company, for a  :    CASE NO. GA-94-127
certificate of convenience and        :
necessity authorizing it to construct,:
install, own, operate, control, manage:
and maintain gas facilities and to    :
render gas service in and to residents:
of certain areas of Wright, Texas,    :
Howell, Webster, Greene and Douglas   :
Counties, including the incorporated  :
municipalities of Seymour, Cabool,    :
Houston, Licking, Mountain Grove,     :
Mountain View, West Plains, Ava,      :
Mansfield, Marshfield and Willow      :
Springs, Missouri.                    :
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                           APPEARANCES

James M. Fischer, Attorney at Law, 102 East High Street,
     Suite 200, Jefferson City, Missouri 65101, For Tartan Energy Company, L.C., d/b/a Southern Missouri Gas Company.
Gary W. Duffy and Sondra B. Morgan, Attorneys at Law, Brydon,
     Swearengen & England, P.O. Box 456, 312 East Capitol, Jefferson City, Missouri 65102, For Missouri Gas Energy.
Richard W. French, Attorney at Law, French & Stewart Law
     Offices, 1001 East Cherry Street, Suite 302, Columbia, Missouri 65201, For Brotherton Propane, PB's Propane and West Plains Propane, Inc.
James F. Mauze' and Thomas E. Pulliam, Attorneys at Law, Ottsen,
     Mauze' and Building, 112 South Hanley Road, St. Louis, Missouri 63105-3418, For Missouri Gas Company.
Bruce A. Connell, Attorney at Law, 600 North Dairy Ashford,
     ML 1034, Houston, Texas  77079, For Conoco Inc.
John Landwehr, Associate Counsel, Cook, Vetter and Doerhoff,
     231 Madison Street, Jefferson City, Missouri 65101, For Brooks Gas Company, Conoco Inc., Empiregas Inc. of Ava, Empiregas Inc. of Birch Tree, Empiregas Inc. of Houston, Empiregas Inc. of Mountain Grove, Empiregas Inc. of Springfield, Empiregas Inc. of West Plains, Garrett's Propane Gas Service, Glen's Propane Gas Service, Inc., Ozark Gas & Appliance Co., RPA, Inc., Red Top Gas, Inc., Rees Oil Company, Smith Gas Company, Synergy Gas Corporation of Ava, Synergy Gas Corporation of Farmingdale, NY, Synergy Gas Corporation of Gainesville, Synergy Gas Corporation of Mountain Grove, Synergy Gas Corporation of Republic, Synergy Gas Corporation of Seymour, Tri-County Gas Company of Seymour, Tri-County Gas Company and Tuttle Utility Gas Inc.
Susan A. Anderson, Assistant Public Counsel, P.O. Box 7800,
     Jefferson City, Missouri 65102, For the office of the Public Counsel and the Public.
William M. Shansey, Assistant General Counsel, P.O. Box 360,
     Jefferson City, Missouri 65102, For the Staff of the Missouri Public Service Commission.

HEARING EXAMINER:  Elaine E. Bensavage

                         REPORT AND ORDER

                        Procedural History

          On October 15, 1993, Tartan Energy Company, L.C., d/b/a

Southern Missouri Gas Company (Tartan) filed an application

pursuant to Section 393.170, RSMo 1986 and 4 CSR 240-2.060 for a

certificate of convenience and necessity authorizing it to

construct, install, own, operate, control, manage, and maintain gas facilities, and to render gas service in and to residents of certain areas of Wright, Texas, Howell, Webster, Greene, and

Douglas Counties, including the incorporated municipalities of

Seymour, Cabool, Houston, Licking, Mountain Grove, Mountain View,

West Plains, Ava, Mansfield, Marshfield, and Willow Springs,

Missouri.  The application included a number of exhibits designed to comply with 4 CSR 240-2.060, and indicated that other exhibits would be late-filed when they became available.  On January 4,

1994, the Commission issued an Order and Notice, giving notice of

Tartan's application and setting an intervention deadline of

February 3, 1994.  On January 20, 1994, Tartan filed a request for variance pursuant to 4 CSR 240-14.010(2), seeking a variance from the provisions of 4 CSR 240-14.020(1)(E), (F), and (H) in order to offer to customers a conversion incentive program for a period of 24 months during the construction of the distribution system.

          Six entities or groups of entities filed timely

requests for intervention.  After the intervention deadline, the various petitioners for intervention and Tartan filed a number of suggestions in support, suggestions in opposition, and responses with respect to the requests for intervention.  Some of these responses also dealt with Tartan's variance request.  On March

23, 1994, Williams Natural Gas Company (Williams) also filed an application to intervene.  On March 29, 1994, the Commission issued an order in which it granted intervention to the following entities:  (1) Conoco Inc. (Conoco); (2) Missouri Gas Energy

(MoGE); (3) West Plains Propane, Inc. Brotherton Propane, and

PB's Propane (Propane Dealers Group One); (4) Missouri Gas

Company (MoGas); (5) Empiregas Inc. of Ava, Empiregas Inc. of

Birch Tree, Empiregas Inc. of Houston, Empiregas Inc. of Mountain

Grove, Empiregas Inc. of Springfield, Empiregas Inc. of West

Plains, Red Top Gas, Inc., Tri-County Gas Company, Ozark Gas &

Appliance Co., RPA, Inc., Garrett's Propane Gas Service, Glen's

Propane Gas Service, Inc., Tuttle Utility Gas Inc., Brooks Gas

Company, Rees Oil Company, Smith Gas Company, Synergy Gas

Corporation of Republic, Synergy Gas Corporation of Mountain

Grove, Synergy Gas Corporation of Ava, Synergy Gas Corporation of

Gainesville, Synergy Gas Corporation of Seymour, and Synergy Gas

Corporation of Farmingdale, NY (Propane Dealers Group Two); and

(6) Arkla Energy Resources Company (Arkla).  (Propane Dealers

Group One, Propane Dealers Group Two, and Conoco are hereafter referred to collectively as Propane Dealers.)  The order also denied the application of Williams for intervention as untimely,

and took Tartan's variance request with the case.

          On April 22, 1994, Tartan filed a motion for issuance

of a protective order and establishment of a procedural schedule,

which elicited a number of responses from the various parties.

On May 24, 1994, the Commission issued an Order Granting

Protective Order And Setting Procedural Schedule, which scheduled a hearing for August 1-4, 1994, and shortened the time for

responses to discovery requests to seven days.  On June 15, 1994,

City Utilities of Springfield, Missouri (City Utilities) filed a motion to intervene, to which Tartan filed a response on June 21,

1994.  The Commission issued an order denying intervention on

July 6, 1994, indicating that City Utilities' application was well beyond the intervention period, with insufficient

justification given for the untimeliness of the application.

          On July 1, 1994, Tartan filed a First Amended

Application which indicated that Tartan had received franchises ratified by the voters in nine communities, that it had received a franchise from the City of Mountain View which had not yet been ratified by the voters, and that it had not received franchises from the municipalities of Seymour, Fordland, Diggins, Norwood,

or Rogersville, therefore it was not requesting that these latter municipalities be considered in this proceeding.  The amended application also indicated that Tartan now proposed that natural gas would be provided to its distribution system through a city gate delivery point from a new interconnection pipeline to be owned and operated by Williams Natural Gas Pipeline located near

Springfield, Missouri.  In addition, the amended application attached and incorporated by reference revised Exhibit 3, a metes and bounds description of the proposed service area excluding the municipalities which failed to give Tartan a franchise;

Exhibit 8, specimen tariffs; and Exhibits 9 and 10, Supplements 1 and 2 to Tartan's Feasibility Study which were attached to its original application as Exhibit 4.

          On July 11, 1994, Tartan filed an objection to the use

of the affidavit of Al Lindsey attached to the rebuttal testimony of Peter W. Frost, Conoco's witness, and on July 19, 1994, the

Propane Dealers filed a motion for suspension of the procedural schedule.  On July 22, 1994, a Stipulation and Agreement

(Stipulation) was filed, signed by Tartan, the Staff of the

Missouri Public Service Commission (Staff), and the Office of the

Public Counsel (Public Counsel).  On July 29, 1994, the Propane

Dealers field a request for hearing.

          On August 1, 1994, prior to the commencement of the

hearing, the parties orally argued the pending motions, and the

Commission overruled Tartan's objection to the use of the

affidavit of Al Lindsey, and denied the request for suspension of the procedural schedule, instead granting a continuance until

August 3, 1994.  The Commission also ruled on a number of oral motions raised at this time, granting a request to allow oral supplemental testimony regarding the Stipulation, and granting a request that a briefing schedule be set in lieu of the oral

argument previously arranged, as briefs might better assist the

Commission given the addition of new oral testimony.  On

August 3, 1994, a hearing was commenced on all matters respecting

Tartan's application, and concluded on August 5, 1994.

                         Findings of Fact

          The Missouri Public Service Commission, having

considered all of the competent and substantial evidence upon the whole record, makes the following findings of fact:

          Tartan Energy Company, L.C., is a limited liability

company duly organized and existing under the laws of the State of Oklahoma, with its principal place of business located

8801 South Yale, Suite 385, Tulsa, Oklahoma 74137.  Tartan was

issued a Certificate of Limited Liability Company by the State of

Oklahoma on March 3, 1993.  Tartan has not, however, filed with the Commission a certificate from the Missouri Secretary of State stating that it is authorized to do business in Missouri.

Registrations of Fictitious Name filed with the Missouri

Secretary of State were submitted to the Commission as a late-

filed supplement to Exhibit 1, which was attached to Tartan's application, on behalf of Tartan Energy Company, L.C., and

Southern Missouri Gas Company.  The owners of Tartan are listed on the Registration of Fictitious Name as Torch Energy Marketing,

Inc. of Houston, Texas, and Tom M. Taylor of Tulsa, Oklahoma.  At

the hearing Mr. Taylor testified that 85 percent of Tartan is owned by Torch Energy Advisors, Inc., which is a subsidiary of

Torchmark Corporation, and 15 percent is owned by the management of Tartan, specifically Mr. Taylor, Mr. Trusty, and Mr. Boyles.

It is unclear whether Torch Energy Marketing, Inc. and Torch

Energy Advisors, Inc. are the same or different corporations, or whether, if different corporations, Torch Energy Marketing, Inc.

is also a subsidiary of Torchmark.  The Registration of

Fictitious Name for Southern Missouri Gas Company lists Tartan

Energy Company, L.C. as the 100 percent owner.  Testimony at the hearing indicated that Southern Missouri Gas Company was

established as the name under which Tartan would do business in the State of Missouri.

          Although there is a dearth of statutory guidance, the

Commission has articulated requirements for certificates in

Commission Rule 4 CSR 240-2.060(2), and the criteria to be used in evaluating such applications in Re Intercon Gas, Inc., 30 Mo

P.S.C. (N.S.) 554, 561 (1991).  The Intercon case combined the standards used in several similar certificate cases, and set forth the following criteria:  (1) there must be a need for the service; (2) the applicant must be qualified to provide the

proposed service; (3) the applicant must have the financial

ability to provide the service; (4) the applicant's proposal must be economically feasible; and (5) the service must promote the public interest.  Id.

          The Propane Dealers filed a 14-page Request For Hearing

as nonsignatory parties to the Stipulation.  This 14-page

document lists 10 issues raised by the prefiled testimony and discovery, and 15 issues, with sub-parts, raised by the

Stipulation.  However, regardless of whether the Commission is evaluating Tartan's original proposal or the proposal put forth in the Stipulation, the standard designated in Intercon remains the same, and is the basis for the issues which the Commission must address in this case.  In essence the "issues" raised in the

Request For Hearing are really arguments, and as such these

"issues" need not be individually addressed.

          The Commission has reviewed and considered all of the

evidence and argument presented by the various parties in this case.  Due to the extreme time constraints in this matter and the volume of evidence submitted, some evidence and positions on certain matters may not be addressed by the Commission.  The failure of the Commission to mention a piece of evidence or the positions of a party indicates that, while the evidence or

position was considered, it was not found to be relevant or

necessary to the resolution of the issue involved.

          Tartan in its original application proposed to render

natural gas transportation and distribution services in the

incorporated municipalities of Cabool, Houston, Licking, Mountain

Grove, Mountain View, West Plains, Ava, Mansfield, Marshfield,

Seymour, and Willow Springs, Missouri, and their environs in

Wright, Texas, Howell, Webster, Greene, and Douglas Counties,

Missouri.<F1>  It also indicated that it was seeking franchises
____________________

<F1> All future references are to cities or counties within the
     State of Missouri, unless otherwise noted.


from additional communities, but these additional franchises never materialized.  Tartan's amended application dropped the request to serve Seymour, as it had not received a franchise from that community, and also indicated that although it had received a franchise from the city of Mountain View, no voter ratification election for the franchise had yet taken place.  The area sought to be certificated is east of the city of Springfield along

Highways 60 and 63, extending to and including the above-

mentioned municipalities, and also extending south of Highway 60 along Highway 5 to include the city of Ava, and north of Highway

60 along Highway A to include the city of Marshfield.

          As proposed in Tartan's amended application, natural

gas would be provided to Tartan's distribution system through a city gate delivery point from a new interconnection pipeline to be owned and operated by Williams located near Springfield.  This interconnection would connect Tartan's 174.4 mile trunkline with the existing 16-inch lateral pipeline of Williams.  It is

estimated that the entire project will cost approximately $39 million during its first three years, assuming ratification of all franchises specified in Tartan's application.  Tartan also referenced a feasibility study in its application, which was late-filed and marked as its Exhibit 4 and made a part of its application.  The feasibility study includes a project

description, engineering cost estimates, estimates of system demand, plans for financing, revenues and expenses during the first three years of operation, and proposed rates and charges.

Subsequently two supplements to the feasibility study were filed.

Supplement No. 1 contains a sensitivity analysis of the total project demand for natural gas, and Supplement No. 2 contains miscellaneous updates and additional information.

          Various Staff members submitted prefiled rebuttal

testimony in which they took issue to some degree or other with various aspects of Tartan's plan.  Staff's ultimate initial

recommendation was conveyed through the rebuttal testimony of

Craig A. Jones.  Mr. Jones recommended that the project not be approved, but also listed conditions which should be met before a certificate was granted, in the event that the Commission decided to grant a certificate.  However, it is Staff's position that the bulk of Mr. Jones' concerns, as well as the concerns of the other

Staff members involved in this proceeding, were ameliorated by the provisions of the Stipulation.  The Stipulation essentially provides the Commission with an alternate proposal for its

consideration and decision.  Since the Stipulation in essence represents a new or revised proposal by Tartan, and since the bulk of the cross-examination conducted at the hearing related to the provisions of the Stipulation, it is appropriate at this juncture to summarize some of the major provisions of the

Stipulation.  In restating portions of the Stipulation, the

Commission is not intending to include all the nuances and

details contained therein.  A copy of this Stipulation is

attached hereto and incorporated herein by reference as

Attachment 1, and the reader is referred to this attachment for the specifics agreed to in the Stipulation.

          The Stipulation signed by Tartan, Staff, and Public

Counsel contains the following major provisions:

          -- that a certificate of convenience and necessity be granted conditioned on the approval of tariffs prior to the commencement of construction, with a certificate to become effective on the same effective date as the tariffs;

          -- that issuance of the certificate be conditioned upon the presentation to the Commission's Procurement Analysis Department of a signed firm transportation contract with Williams covering the production zone for 5,000 Mcfs per day, increasing to 10,000 Mcfs per day within three years, and the market zone for 10,000 Mcfs per day prior to the approval of tariffs;

          -- that Tartan adopt depreciation rates consistent with those recommended by Staff witness Guy C.
               Gilbert;

          -- that Tartan meet the conditions proposed by Staff witness Hans Shieh with respect to gas safety. (This provision also notes that the Stipulation does not anticipate the construction of a propane peak shaving plant, but that in the event a decision is made to construct such a plant, the plans for the plant will be submitted to the Commission prior to construction);

          -- that Tartan provide only retail natural gas service to the ten municipalities from which it has received franchises, with the certificate of convenience and necessity to serve Mountain View contingent upon voter ratification of the franchise;

          -- that Tartan is required to file a rate case on or before the two-year anniversary of the commencement of service in West Plains. A normalized volume level of at least 1,797,000 Mcfs shall be imputed for purposes of determining revenues associated therewith in the second year anniversary rate case, all subsequent rate cases, and actual cost adjustment (ACA) cases for determining appropriate rates. In the event the normalized test year volume level for the service area is less than 1,797,000 Mcfs per year, Tartan may not defer any costs associated therewith to a future rate proceeding, but in the event the normalized test year volume level for the service area exceeds 1,797,000 Mcfs per year, this actual volume level shall be utilized for establishing rates instead. The provisions of this paragraph are deemed to apply to any of Tartan's successors or assigns;

          -- that Tartan consents to achieve a capital structure reflecting a 40-42 percent common equity to total capital ratio; that Tartan obtain a resolution from the board of directors of Torch Energy Advisors, Inc. committing Torch to issue a minimum of $15 million in equity or more if needed to supply sufficient equity for Tartan to achieve the 40-42 percent ratio; that Tartan must attain the 40-42 percent ratio within two years of the issuance of the certificate of convenience and necessity; and that Tartan may not implement a general or limited increase in non gas rates until it has achieved the 40-42 percent ratio. In addition, Tartan may not issue long-term debt financing until such time as it has a minimum equity range in its capital structure of $8 to $10 million, and that it will not seek Commission approval for more than $24 million in total debt financing within two years of the effective date of the Report and Order in this proceeding;

          -- that Tartan's variance request be granted, but that one-half of the conversion costs associated therewith be booked below-the-line for ratemaking purposes, with the remaining one-half of the conversion costs associated with the provision of piping or equipment on the customer's side of the meter treated as a start-up cost and included in rate base for ratemaking purposes;

          -- that the following rates shall be used for Tartan's non-gas costs:

                 Residential and General Service

     Customer Charge - Residential           $10.00 per month
     Customer Charge - General Service       $15.00 per month
     For all Ccfs used per month             $ 0.307 per Ccf

        Firm Large Volume and Firm Transportation Service

     Customer Charge                         $300.00 per month
     Maximum Commodity Charge                $  0.293 per Ccf
     Minimum Commodity Charge                $  0.01 per Ccf

          -- that Tartan be required to maintain certain types of information; and

          -- that Tartan establish a gas supply department within one year of the effective date of the Report and Order in this proceeding.

(1) Need for Service

          Testimony was presented that there are no regulated gas

suppliers in the area proposed to be certificated.  Fuel sources are propane, wood, fuel oil, and electricity.  Propane is the fuel source most similar to natural gas, and is unregulated by the Commission.

          Nine communities have granted franchises which the

voters therein have ratified, and voter ratification of a

franchise in Mountain View is still pending.  The franchises provide some evidence of need and are entitled to great weight in that regard.  The fact that these ten communities were willing to go through the process of issuing a franchise and holding an election so that the voters would have an opportunity to pass on the issue demonstrates a serious desire for an interest in

natural gas.  Who would be in a better position to assess the need for natural gas than the very communities seeking it?

          In addition, there was this testimony by Tartan's

witness Tom Taylor on the issue of need:  "From the aspect of the

Tartan perception of this Stipulation, we were interested in providing first-time natural gas service to a part of the state that is currently underserved.  We were approached by seven of these communities initially, on their initiative, not our

initiative, to develop a gas system to meet their needs,

providing their citizens a choice of natural gas.  So we are in the framework of trying to provide a service that is needed."

Tr. at 77.  It is unclear whether the "we" refers to Tartan or its cadre of witnesses, Mr. Taylor, Mr. Trusty, and Mr. Keith,

who are not unknown in the State of Missouri, but in any event the fact that so many communities would take the initiative to seek out proposals for a natural gas system is strong evidence of need.

          The Missouri Court of Appeals has held that "[t]he term

'necessity' does not mean 'essential' or 'absolutely

indispensable', but that an additional service would be an

improvement justifying its cost."  State ex rel. Intercon Gas v.

P.S.C., 848 S.W.2d 593, 597 (Mo. App. W.D. 1993).  Testimony was

adduced indicating that natural gas is one of the preferred forms of energy in the central United States where it is readily

available.  The availability of natural gas provides a new energy alternative which may lower energy costs and promote economic development.  Natural gas may also provide an inviting

alternative for industrial and commercial customers.  In

addition, the project itself will represent a major capital

investment in south central Missouri, which will require the employment of workers during the construction phase of the

project, and for the operation of the pipeline.

          The Commission also notes that as a general policy in

recent years, it has looked favorably upon applications designed to spread the availability of natural gas throughout the State of

Missouri wherever feasible.  The Commission's most recent

pronouncement respecting the spread of natural gas may be found in its decision in Re the application of UtiliCorp United, Inc.

d/b/a Missouri Public Service, Case No. GA-94-325 (Report and

Order issued August 22, 1994).  The Commission finds that the facts related above provide sufficient indicia of the need for natural gas service in the proposed service area.

(2) Applicant's Qualifications

          Little or no evidence was presented refuting the

qualifications of Tartan to provide the proposed service.  No serious challenge was made to the accuracy of Tartan's analysis of the overall cost of the project, nor to the engineering design and technical requirements of the project.

          Tartan is owned by Torch Energy Advisors, Inc. and

Mr. Taylor, Mr. Trusty and Mr. Boyles.  Mr. Taylor is an engineer with a degree in industrial engineering who has received

continuing professional education over the years in all aspects of the natural gas and the petroleum businesses, including

natural gas transportation.  For 17 years he worked for Sun Pipe

Line Company (Sun) in various engineering, operating, and

administrative positions.  He later joined ESCO Energy, Inc.

where his primary responsibility was starting a subsidiary, Omega

Pipeline Company (Omega).  Omega is in the business of gathering and transporting natural gas, and was the owner and operator from inception of Missouri Pipeline Company and MoGas.  Mr. Taylor

served as president of Omega, and also as president of Missouri

Pipeline Company, which was the first intrastate pipeline ever certified by the Public Service Commission.  Currently Mr. Taylor

is president of Tartan.

          Mr. Trusty holds both a bachelor's and master's degree

in mechanical engineering, and is a Registered Professional

Engineer in the State of Oklahoma.  Mr. Trusty was employed by

Sun for seven years during which he was involved in pipeline engineering, operations, and maintenance.  His final position with Sun was as manager of corporate planning.  Subsequently he joined Omega at its inception and served as vice president of engineering and operations.  Currently he is the vice president of engineering and operations for Tartan.  Mr. Keith, who

testified as one of Tartan's witnesses, is currently employed as a utility consultant.  He has a bachelor of business

administration degree with a major in accounting, and over the years has held a number of positions relating to utilities and utility regulation, including a position with the staff of the

Kansas Corporation Commission.

          None of these gentlemen are unknown to the Missouri

Public Service Commission.  Mr. Taylor and Mr. Trusty were

intimately involved in the proposals which led to the

organization and development of Missouri Pipeline Company and

MoGas.  Both of these projects have been successfully completed and provide services within the State of Missouri.  Thus,

Tartan's managers have some familiarity with the environment in the State of Missouri, including the regulatory environment.

          Counsel for Conoco raises the specter that Mr. Taylor

and Mr. Trusty may leave Tartan at some point after a certificate is granted.  While it is true that Mr. Taylor and Mr. Trusty may leave Tartan, just as the vast majority of people in this country are free to change positions or jobs, Tartan's qualifications do not rest solely on the shoulders of these gentlemen.  Tartan is also owned by Torch Energy Advisors Inc., which is involved in the acquisition and management of oil and gas properties,

including oil and gas production and development, energy property acquisitions including various pipelines, oil and gas marketing,

and well operations.  Torch Energy Advisors, Inc. also recently purchased Panda Resources (Panda), which is a gas marketing

company.  Although Tartan is undecided about whether it intends to use Panda, it at least has knowledge of the existence of gas marketing companies and would likely have access to Panda if needed.  In addition, Torch Energy Advisors, Inc. is a wholly-

owned subsidiary of the Torchmark Corporation of Birmingham,

Alabama, and handles Torchmark's energy investments.

          The Missouri Court of Appeals provides some guidance on

this issue:  "The safety and adequacy of facilities are proper criteria in evaluating necessity and convenience as are the

relative experience and reliability of competing suppliers."

State ex rel. Intercon Gas v. PSC, 848 S.W.2d 593, 597 (Mo. App.

W.D. 1993).  As previously stated, no one has significantly

challenged the safety or adequacy of Tartan's proposed

facilities, and the owners and managers of Tartan are experienced in the natural gas industry.  The Commission is confident that

Tartan possesses the necessary knowledge of the natural gas

utility industry including the industry as it has developed in the State of Missouri, as well as of all the requisite technical requirements regarding engineering, safety, and so forth, and so finds.  Thus, Tartan has shown that it is qualified to provide the proposed service.

(3) Applicant's Financial Ability

          The evidence indicates that Tartan is owned by Torch

Energy Advisors, Inc., a company which is in the business of energy investment, and which currently has $350 million invested in energy-related assets.  In turn, Torch Energy Advisors, Inc.

is a wholly-owned subsidiary of the Torchmark Corporation, which is an insurance and diversified financial services holding

company with assets of $6 billion.

          As of March, 1994, Tartan has expended approximately

$625,000 on this project, representing costs associated with the initial investigation and research, preliminary engineering

costs, and the expenses of interacting with local community

leaders on various aspects of the project, as well as expenses related to the filing of its application for a certificate.  This developmental effort was capitalized by Torch Energy Advisors,

Inc. on a monthly basis with 45 days of working capital in the amount of approximately $75,000.  Staff witness Jay Moore

testified that it was acceptable to inject equity on a month-to-

month basis in the form of working capital.  Both Tartan witness

Tom Taylor and Staff witness Jay Moore testified that their

understanding of one of the conditions imposed on the issuance of a certificate under the Stipulation is an up-front equity funding of Tartan in the amount of $8 to $10 million, with a commitment of $15 million in equity.  Tartan has indicated that it would like to obtain debt financing as soon as possible so it can take advantage of current low interest rates; as lenders will not lend

$24 million without a strong equity commitment, including at least a resolution from the board of directors of Torch Energy

Advisors, Inc., Tartan has an incentive to seek out the equity commitment it needs.

          The Propane Dealers attempt to attack the capital

structure proposed under this Stipulation by comparing it with the capital structure authorized in a prior case involving MoGas and Missouri Pipeline Company.  However, several witnesses

testified that the difference in capital structure was

attributable to the different atmosphere in the banking and

insurance industries at that point in time.  Although there is no guarantee that Tartan can obtain debt financing, this is true for any utility going forward.

          It is clear that with Torch Energy Advisors, Inc.

backing Tartan, Tartan has the financial ability to provide the proposed service; it is equally clear that Tartan has no

independent means to go forward with the project.  The Commission so finds.  The Commission also determines that under these

circumstances a certificate of convenience and necessity should not be issued to Tartan unless adequate protections are built into the Report and order to ensure that Tartan has access to the financial resources it requires.  Any certificate issued will be issued to Tartan, not Torch Energy Advisors, Inc., therefore the

Commission wishes to assure itself that Tartan will have the capacity to build the proposed project.

(4) Economic Feasibility of Proposal

          The Propane Dealers raised numerous points in their

request for hearing, at the hearing, and in their briefs,

regarding the feasibility of both Tartan's original proposal and the proposal as modified by the Stipulation.  The Commission will attempt to review only those points which it deems have the most potential for merit or, if the positions of the Propane Dealers are accepted, have the greatest impact on the issue of

feasibility.

          One of the most important issues pertaining to the

economic feasibility of Tartan's proposal is the conversion rate which Tartan is expected to reach by the end of the third year of the project.  In his prefiled rebuttal testimony, Staff witness

Craig Jones testified that a conversion rate of about 45 percent was more realistic than Tartan's proposed conversion rate of approximately 70 percent.  Staff based its initial calculations of rates on this 45 percent conversion assumption, and came up with a cost for natural gas that was equivalent to a propane cost of 83 cents per gallon.  Staff also stated that although propane prices may peak in the winter at a price in excess of 83 cents per gallon, the overall price for propane would generally be less than that.  Given the 83 cent figure, Mr. Jones concluded that

Staff's calculations produced rates very close to or in excess of propane prices, and therefore the project would not be feasible based on those numbers.

          However, as part of the Stipulation Tartan agreed to

the imputation of a volume level of at least 1,797,000 Mcfs in future rate cases.  According to Staff witness David Winter, the

1,797,000 Mcf volume figure results in a conversion rate of just over 70 percent, about what Tartan originally proposed.  Using the imputed volume level, Staff calculated an equivalent propane price of approximately 73 cents.  This new figure of 73 cents is below the original calculation of 83 cents, which Staff felt to be too close to the price of propane.

          On the question of propane prices and what price

represents the average price at which natural gas would be

expected to compete, the various parties offered different

estimates of the cost of propane.  The Propane Dealers estimated the average cost of propane to be 68 cents, Staff estimated 68 to

75 cents, and Tartan estimated 69-1/2 to 89-1/2 cents.  Although arguments were raised about how the various figures were obtained and what the various numbers truly represented, the Commission finds that the numbers offered by the parties are essentially consistent with each other.

          Testimony was also presented with respect to conversion

rates in other portions of Missouri.  These figures ranged from relatively low conversion rates such as those experienced in the

Franklin County area, around 41 percent, to very high conversion rates experienced in Cuba and St. James, 83.9 percent and 94.6 percent respectively.  However, no effort was made to compare the communities in Tartan's general service area with the communities experiencing the varied conversion rates in other parts of the state, in terms of similarities and dissimilarities.  The

evidence indicates that in the past conversion rates have varied quite dramatically from location to location within the State of

Missouri.  In the Commission's most recent certificate case

involving natural gas, however, the Commission accepted as

reasonable the company's estimate of a 70 to 90 percent

conversion rate.  Re the matter of the application of UtiliCorp

United, Inc. d/b/a Missouri Public Service, Case No. GA-94-325

(Report and Order issued August 22, 1994) at 5-6.  The Commission also deems it appropriate to focus on the effect of the volume imputation level.  In the same rebuttal testimony in which Mr.

Jones recommended disapproval of Tartan's proposal, he also

stated a number of conditions which should be included in any order granting a certificate to Tartan.  Mr. Jones testified as follows:

          First, SMGC [Tartan] should bear all risk associated with recovering the cost resulting from this project. If approved, rates would be established for the provision of service in the proposed area. If the rates are somehow made to be competitive with propane and enough customers convert to natural gas, the company would theoretically, with time, recover its investment. However, if the number of customers is insufficient to generate enough sales to recover the costs, the unrecovered cost should be the responsibility of SMGC's stockholders, not its customers. These unrecovered revenues should not be recovered through rate increases in a subsequent rate case.

          Language assigning a minimum sales volume and maximum rate base and cost figures should be included in any order approving the certificate. Staff's proposed figures are reflected in Schedule 1 of Staff witness
          David Winter's rebuttal testimony. These figures will have to be maintained in future rate cases to prevent the risk of the project from being shifted to the ratepayers in subsequent rate cases. In my opinion this is the only way to prevent the risk of this project from being included in rates that customers pay in future years (i.e., rate base and depreciation).

          If SMGC is confident of its numbers used in this Application, they should have no objection to protective language, designed to minimize the risk to the Company's customers, being placed in any order that might grant a certificate.

Exh. #25 at 24-25.  The Staff's position in supporting the

Stipulation, therefore, is consistent with its position as

originally filed.

          At the hearing Mr. Jones admitted that the Stipulation

does not contain a maximum rate base and cost figures, but

testified that the imputation of volume levels minimized the risk to customers.  The Commission finds the testimony of Mr. Jones to be persuasive, and that the Stipulation provisions relating to the imputation of the 1,797,000 Mcf volume level adequately shift the risk to Tartan and its shareholders, and provide reasonable protection to customers against the possibility that Tartan has overestimated the conversion rates reasonably attainable.

          As part of the Stipulation, Tartan agreed to provide

only retail service to the 10 municipalities which Tartan seeks to serve under the requested certificate of convenience and

necessity.  Copies of the franchises for these municipalities were filed as part of Tartan's application.  Several of the

franchises contain provisions which would allow the

municipalities to either purchase the distribution system built by Tartan within a five year period from the date of first

delivery of natural gas, or rescind the franchise within 120 calendar days after Tartan's receipt of its certificate of

convenience and necessity in order to proceed with the immediate construction of its own distribution system, or both.  In the event a municipality decided to rescind the franchise in order to build its own distribution system the municipality is required to have its engineering design, cost estimate, contractor selection,

and funding in place prior to the rescission.  Three

municipalities expressed an interest in building their own

distribution system, Mountain View, Ava, and Houston, but only

Mountain View and Ava had taken the step of passing bond

elections in anticipation of constructing municipally-owned

systems in their communities.  The Propane Dealers argue that in light of the Stipulation, in which they claim Tartan has

effectively bargained away some of the options which were

available to the municipalities under the franchises, the

franchises are no longer valid, and thus Tartan can no longer meet one of the prerequisites for the issuance of a certificate of convenience and necessity.

          As a preliminary matter the Commission notes that under

the applicable statute, Section 393.170.2, RSMo 1986, and the applicable rule, 4 CSR 240-2.060(2)(A) 10 A, Tartan was at a minimum only required to file a verified statement or affidavit stating that it had received the required consent of the proper municipal authorities.  The fact that it was unnecessary to file actual copies of the franchises is consistent with Staff's

argument in its reply brief that the Commission has no authority to adjudicate the validity of a franchise.  State ex rel.

Electric Company of Missouri vs. Atkinson, cited by Staff, states as follows:

          If the parties to that franchise are
          satisfied with what is left of it after
          striking out that provision, there is no
          reason why the appellant should be heard to
          complain.  It is generally conceded that the
          Public Service Commission is not a court.  To
          say the least, it is not its primary business
          to determine legal questions, and especially
          it should not undertake to determine a legal
          question in which the party raising is not
          concerned.... The statute empowers the Public
          Service Commission to issue a certificate of convenience and necessity, or to refuse it, but does not empower it to adjudicate the question of the validity of the franchise.

State ex rel. Electric Company of Missouri vs. Atkinson, 275 Mo.

325, 204 S.W. 897, 898 (banc 1918).  This case is also consistent with the understanding of counsel for Propane Dealers Group One,

who stated on the record, "[S]ince the issue on franchises is basically a legal issue, I have no further questions of Mr. Jones on that issue at this time..."  Tr. at p. 489.

          In addition to the foregoing, the Commission also notes

that the evidence indicated the municipalities were aware of

Tartan's need for approval of the Public Service Commission.

Moreover, the franchises also contain numerous other conditions,

such as the requirement that Tartan furnish reasonable assurance to the municipalities of the availability of a natural gas supply at competitive prices prior to commencing physical construction of the distribution system.  Finally, the Commission is not

convinced that Tartan has effectively bargained away the rights of the municipalities under the franchises, as Staff witness

Craig Jones testified that one solution to the problem of Tartan serving municipalities in other than a retail capacity would be for Tartan to establish a second company to operate separately as an intrastate pipeline, which could then offer transport service to communities owning their own distribution systems.  Exh. #25 at 18-19.

          The Propane Dealers expend a fair amount of energy

arguing that the gas rates and nongas rates utilized by Staff and

Tartan in conjunction with the Stipulation are substantially underestimated, and thus can lead to the trapping of customers when the true costs are reflected in subsequent rate cases.

While it is possible that the Propane Dealers are correct and these costs have been underestimated, the Commission is of the opinion that the rates established by Tartan and Staff are

objectively reasonable, and that the Stipulation as a whole

adequately protects customers from bearing the cost of such an underestimation.  The gas rate in particular may instead be

overestimated, as it includes the cost of propane for a propane plant that is no longer a part of Tartan's proposal.  With

respect to the nongas costs, the Commission emphasizes that these costs cannot be known with any certainty prior to the development of the system.

          Another matter which the Propane Dealers claim leads to

the underestimation of the true cost of natural gas service is the propane air plant, referenced above, which was included in

Tartan's original proposal.  While the record is not clear as to why the peak shaving propane air plant was included in Tartan's original plans, testimony was adduced at the hearing which

indicted that there would be no need for peaking capacity until at least two years, and that a determination could be made at that time with respect to which peaking solution would be

cheaper--contracting for additional firm transportation, or

building a propane air plant.  Given that the Propane Dealers'

main argument has been that Tartan will not be able to obtain enough conversions or reach the stipulated volume level, it is unclear why they are so concerned that peaking capacity be

available at the outset.  The Commission deems the decision to defer action on peaking capacity until a period of time closer to the actual need therefor to be a reasonable one.  The Propane

Dealers also expressed concern about the circumstances

surrounding Tartan's arrangements for firm transportation

capacity.  Tartan indicated that it had made a bid to Williams for firm transportation service on April 29, 1994, and that it had entered into an agreement with Williams on July 29, 1994.

The concern of the Propane Dealers on this issue has merit.  The evidence presented is very sketchy with respect to the details of

Tartan's arrangements with Williams.  The broad outlines of

Tartan's plan are contained in numbered paragraph 3 of the

Stipulation.  Because the Stipulation anticipates that Staff will be provided a signed firm transportation contract with Williams prior to the approval of Tartan's tariffs, the Commission is of the opinion that incorporating such a condition as part of this

Report and Order will adequately address the concerns raised on this issue.

          The Propane Dealers also attached to their initial

briefs an extra-record Notice of Complaint by the Federal Energy

Regulatory Commission (FERC) advising of a complaint filed on

August 11, 1994, by City Utilities against Williams with respect to a bid made by Tartan to Williams on April 29, 1994 for firm transportation service.  The Commission is not convinced that it is appropriate to consider a document which is outside of the record, even though it is aware that there was no dilatoriness on the part of the Propane Dealers in bringing the matter to the

Commission's attention, as the Notice was issued after the

conclusion of the hearing in this case.  Nevertheless, at some point the record must close and a decision made based on the evidence presented, which will always be reflective of the

situation at a given point in time.

          In spite of its reservations, the Commission has

reviewed this point, and is of the opinion that it is unnecessary to delay its decision until after the resolution of the FERC complaint.  As both Tartan and Williams will of necessity be aware of the complaint filed by City Utilities, each may act according to its perception of its best interest.  The existence of the FERC complaint does not fundamentally alter the merits of

Tartan's proposed project.  Shortly after Tartan's April 29th bid to Williams, for example, Tartan submitted prefiled testimony in which it considered the possibility that City Utilities might match its bid, as City Utilities was entitled to do.  In that event, Tartan "would secure the necessary firm transportation service to serve the proposed service area by entering into a 15-

year agreement with WNG [Williams] in which WNG would agree to expand the capacity of its 16" pipeline serving the Springfield area, and SMGC [Tartan, d/b/a Southern Missouri Gas Company]

would build the 8-mile lateral pipeline from the end of WNG's

Springfield 16" pipeline to SMGC's trunk pipeline in eastern

Greene County."  Exh. #3 at 5.  The effect of such a contingency occurring would delay the completion of the project by one

construction season.  Id. at 6.  While a successful prosecution of the complaint may affect Tartan's current plans for the

project, the Commission determines based on the above that the mere existence of the FERC complaint does not render the project infeasible.  This evidence also demonstrated why it is unfair to view the FERC complaint in isolation:  the other parties have not had an opportunity to present evidence regarding the impact of the complaint on the project, including alternate sources of firm transportation.

          The Commission has considered the above points and the

evidence presented, and is of the opinion that there is

sufficient evidence from which to find that Tartan's proposal, as modified by the Stipulation, represents a viable project.  Both

Staff witness Craig Jones and Public Counsel witness Ryan Kind were present for much of the cross-examination by the Propane

Dealers with respect to the points described above.  When asked if they had changed their minds about the Stipulation, neither recanted or repudiated the Stipulation.  AS was similarly noted

by the Commission in Re UtiliCorp United, Inc., d/b/a Missouri

Public Service, Case No. GA-94-235 (Report and Order issued

August 22, 1994) at 6, in this case Tartan bears most of the risk if it has underestimated the economic feasibility of its project,

and the public benefit outweighs the potential for

underestimating these costs.

(5) Promotion of the Public Interest

          The requirement that an applicant's proposal promote

the public interest is in essence a conclusory finding as there is no specific definition of what constitutes the public

interest.  Generally speaking, positive findings with respect to the other four standards will in most instances support a finding that an application for a certificate of convenience and

necessity will promote the public interest.  From a review of the evidence as a whole, the Commission has received the distinct impression that Tartan's original application was prematurely filed.  For example, many of the required elements were filed on a tardy basis.  The Propane Dealers expressed concern prior to the beginning of the hearing that the Commission's actions in this case might encourage future applications to view the initial application process as a "trial balloon" with respect to their initial proposals.  The Commission does not agree that Tartan's proposal changed quite as drastically as the Propane Dealers would suggest.  Indeed, it may be inevitable that a certain

amount of change and fine-tuning will occur as the review of an application proceeds; certainly the Commission has in the past seen applications which have changed much more drastically that the present one.  However, the Propane Dealers have raised a valid point, and the Commission puts future applications on

notice that applications which change drastically or are filed without the required documents will not be looked upon favorably.

          In reviewing the myriad contentions of the Propane

Dealers, it is quite apparent to the Commission that the Propane

Dealers seek to require Tartan to prove that its application is virtually risk-free.  This is an impossibility, as estimates will always remain just that -- estimates.  It is difficult to truly calculate cost-based rates for a start-up company, since the actual costs are not and cannot be known with any certainty until the company is up and running.  The question, therefore, becomes whether the estimates given are reasonable.

          The Commission has considered the evidence presented to

it, and determines that the overall proposal submitted by Tartan,

as modified by the Stipulation, is reasonable.  While the

application process may have been imperfect, the Commission

agrees with Tartan that there presently exists a "window of

opportunity" to bring natural gas to south central Missouri.  The

Commission is of the opinion that the biggest risk facing Tartan is that it may take more time than predicted to obtain the

necessary conversions, not that the project is not viable at all.

Tartan is aware of the risk and has chosen to accept it.  It agreed to the imputed volume levels contained in the Stipulation and also agreed that he provision involving imputation of volume levels be binding on its successors and assigns.  Tartan also conducted a sensitivity analysis which showed that in the event conversions took place at a lower rate than anticipated, Tartan's return on its investment would be reduced to a single-digit

level.  Tartan seems willing to accept this risk.  In spite of any flaws in the application process, the Commission is of the opinion that Tartan is serious about bringing natural gas to south central Missouri, and has access to the wherewithal to do

so.

          While the Propane Dealers have expressed both

legitimate concerns and meritless arguments with respect to

Tartan's project, the fact remains that the Propane Dealers will almost never have an incentive to sign a stipulation that

recommends the granting of a certificate of convenience and

necessity to any entity attempting to bring natural gas into areas where propane is a main energy source.  Instead the primary and understandable interest of the Propane Dealers is in

protecting their businesses from competition.  This is apparent in the contradictory arguments made by the Propane Dealers:  on the one hand, they argue that natural gas cannot compete with propane in the proposed service area; on the other hand, they also argue that the advent of natural gas will destroy their businesses, and that this is a factor the Commission should

consider in reaching a determination of the public interest.  The facileness of these arguments with respect to the interest of the

Propane Dealers is easily shown.  If in fact natural gas can compete with propane in the proposed service area, then the

residents of south central Missouri will clearly benefit by

having another energy source available, and perhaps by enjoying more competitive prices among all the available fuel sources.

Propane will of necessity have a smaller share of the market than it currently enjoys, and to the extent that it is required to cut prices in order to remain competitive, its profit margin may be smaller.  However, if in fact natural gas cannot compete with propane, the worst effect likely to be experienced by the Propane

Dealers is again the possibility of a smaller profit margin to the extent the Propane Dealers cut costs to drive natural gas out the market.

          The extent to which the businesses of the Propane

Dealers are adversely affected by the grant of a certificate to provide natural gas service to the proposed service area is not a determining factor in the Commission's decision as to whether it is appropriate to issue such a certificate.  As was aptly stated

by the Missouri Court of Appeals in a case in which liquified petroleum gas distributors appealed the award of a certificate of convenience and necessity to a natural gas distributor, "We think the Commission properly rejected this contention.  [That the certificate be conditioned upon the natural gas distributor

relieving the liquified petroleum gas distributors of their

financial loss.]  LPG must give way to natural gas just as the mule breeding business vanished upon the advent of the farm

tractor and truck; just as wood stoves gave way to LPG.  Such casualties are the price paid for 'progress'."  State ex rel.

Webb Tri-State Gas Company vs. Public Service Commission, 452

S.W.2d 586, 588 (Mo. App. 1970).  It is interesting to note that as far back as 1970, almost 25 years ago, the advent of natural gas was considered a mark of progress.

          Natural gas is a preferred energy source for both

economic and environmental reasons, and Missouri is fortunate to be geographically located near several natural gas producing states.  The Commission deems it to be in the long-term public interest of south central Missouri and the entire State of

Missouri to encourage the availability of natural gas.

          Nevertheless, the posture of Tartan's application is

such that a certificate of convenience and necessity cannot be issued absent the imposition of some reasonable conditions:

          1. that the certificate of convenience and necessity shall not be effective until Tartan's tariffs are approved;

Prior to the approval of Tartan's tariffs:

          2. that prior to the approval of Tartan's tariffs, Tartan file with the Commission a certificate from the Missouri Secretary of State that it is authorized to do business in the State of Missouri;

          3.   that prior to the approval of Tartan's tariffs,
               Tartan file with the Commission an affidavit of
               its president indicating whether Tartan is owned
               by Torch Energy Advisors, Inc. or Torch Energy
               Marketing, Inc.  If the latter, the affidavit
               shall indicate whether Tartan has precisely the
               same relationship with Torch Energy Marketing,
               Inc. that Tartan testified it had with Torch
               Energy Advisors, Inc. at the hearing, and whether
               Torch Energy Marketing, Inc. has precisely the
               same relationship with Torchmark Corporation that
               Tartan testified Torch Energy Advisors, Inc. had
               at the hearing, specifically:  whether Torch
               Energy Marketing, Inc.
          --   has an 85 percent ownership interest in Tartan;
          --   has $350 million invested in energy-related
               assets;
          --   has invested at least $625,000 in Tartan;
          --   has supplied Tartan with 45 days of working
               capital on a monthly basis in the approximate
               amount of $75,000;
          --   is a wholly-owned subsidiary of Torchmark.

          4. that prior to the approval of Tartan's tariffs, Tartan submit to the Commission's Procurement Analysis Department a signed firm transportation contract with Williams Natural Gas Company as required in numbered paragraph 3 of the Stipulation;

Prior to the commencement of construction of any gas facilities:

          5. that prior to the commencement of construction of any gas facilities, Tartan file with the Commission a resolution of the Board of Directors of Torch Energy Advisors, Inc. or Torch Energy Marketing, Inc. -- whichever company is an actual owner of Tartan -- committing itself to issue a minimum of $15 million of equity to Tartan, or more if needed to supply sufficient equity to enable Tartan to achieve a 40-42 percent common equity to total capital ratio, and committing to supply this equity to Tartan within two years of the issuance of the certificate of convenience and necessity contemplated by this Report and Order, so that Tartan may obtain the 40-42 percent ratio as contemplated in numbered paragraph 8 of the Stipulation;

          6. that prior to the commencement of the construction of any gas facilities, Tartan file certified copies of the required approval of other governmental agencies, per Rule 4 CSR 240-2.060(2)(A)10 B, eg., FERC approval of arrangements with Williams, Missouri Highway Department approval of the use of the highway right-of-way, etc.;

Miscellaneous:

          7. that the certificate as it applies to the City of Mountain View shall be contingent upon voter ratification of the franchise granted to Tartan. Tartan may not construct distribution facilities therein or serve residents therein until such time as Tartan has filed with the Commission an affidavit showing that the voters ratified the franchise in the voter ratification election;

          8. Tartan may not construct distribution facilities to serve residents in the unincorporated portions of the Counties within its service territory unless it has first obtained any necessary county franchises authorizing it to do so, and has filed an affidavit to that effect with the Commission;

          9. In addition, Tartan shall comply with all of the other conditions contained in the Stipulation, within the time frames contemplated by the Stipulation.

          10. that upon receipt of the above-referenced documents, the Staff shall -- as soon as possible but in no event later than 30 days after receipt -
               - submit a brief report to the Commission, stating its recommendation as to whether the documents submitted show compliance with the conditions of this Report and Order. In the event Tartan is in compliance, the Commission shall issue an order authorizing construction after receipt of Staff's report to that effect.

          The Commission determines that the conditions listed

above are necessary and appropriate to protect the public

interest.  The conditions listed embrace the spirit of what was intended by the Stipulation, if not the actual language used, and merely require that the prerequisites demanded of all applicants under the applicable Commission rule be met.  These conditions are particularly important given that Tartan is a new company with no known track record upon which the Commission may rely.

Thus, the Commission finds that it is in the public interest to issue to Tartan a certificate of convenience and necessity

subject to the conditions set forth above, and the conditions contained in the Stipulation.

Variance Request

          In the request for variance from the Commission's

promotional practice rules filed on January 20, 1994, Tartan proposed a conversion incentive program as follows:

          -- Tartan would provide customers with the service line, meters, regulators, labor, and other equipment necessary for the customer to utilize natural gas service;

          -- would extend the service lines from the mains to the customers' meters and premises;

          -- would provide and install necessary orifices for existing appliances;

          -- would provide minor appliance upgrades or modifications;

          -- would provide testing and repair of gas piping from the meter to various gas appliances within the residence;

          -- Tartan would offer the above-listed conversion incentives up to an average of $200, with any additional conversion or appliance upgrade costs provided to the customer to be paid by the customer, with payments spread over a period of 24 months with no interest;

          -- Tartan would make available to customers natural gas appliances at cost with payments spread over a 24-month period at Tartan's cost of money; and

          -- the conversion incentive program would be offered for a limited period of 24 months during the construction of Tartan's distribution system.

As good cause for the variance, Tartan stated the following:

          -- that the program would contribute to safety due to the limited number of qualified contractors available for conversion in the proposed service area;

          -- that the program would allow conversions to be done economically while contractors and construction crews, personnel, supervisors, and inspectors are already in the area constructing the backbone gas distribution system;

          -- that economic advantages will result from the ordering of large bulk quantities of various parts and materials;

          -- that the program will help low income and fixed income customers convert, who might otherwise not have the wherewithal to convert;

          -- that customers would gain access to natural gas more quickly, effectively, and efficiently;

          -- that the program would encourage a faster demand for natural gas, which would benefit customers who convert both in the near-term and long-term; and

          -- no regulated public utilities are in the proposed service area which would be directly affected by the program.

          Originally Tartan sought to include 100 percent of the

cost associated with its conversion incentive program in rate base for ratemaking purposes.  Pursuant to the Stipulation

entered into with Staff and Public Counsel, one-half of the costs would be booked below-the-line for ratemaking purposes, with the remaining one-half of the costs to be treated as a start-up cost and included in rate base for ratemaking purposes.  The Propane

Dealers conducted extensive cross-examination on this issue at the hearing.  They stressed that conversions at no or low cost could "trap" customers who could not easily reconvert once the alleged higher cost of gas service becomes apparent, that the program is discriminatory because it is temporary in nature, and that it is unfair to charge all ratepayers a portion of

conversion costs through rate-basing.  In addition, Tartan's witnesses were also questioned as to whether the conversion

incentive program would extend to industrial customers.

          The evidence indicated that the cost of the conversion

incentive program would be approximately $1.2 to $1.3 million.

The 24-month period for the program would not begin until gas was available in a given community, therefore the commencement date of the 24-month period would be staggered from community to

community.  Tartan would be required to keep track of the actual costs for the conversions, and could not impute the $200 limit to a particular customer, non offset costs from household to

household in the event the conversion costs for a particular customer were less or more than the $200 limit.  There was also testimony that the conversion incentive program would benefit all ratepayers by attracting as many customers as quickly as

possible, which would speed the overall development of the

system.  In addition, Tartan's witness Michael N. Trusty

specifically stated, "I had not envisioned it [the conversion incentive program] extending to industrial customers."  Tr. at p.

227.  It is unlikely in any event that the conversion incentive program would be effective if applied to industrial customers,

given the $200 limit.

          Cross-examination of the witnesses also sought to

convey the impression that there was some uncertainty as to the details of the plan, or that Staff and Public Counsel disagreed with Tartan on some of the particulars of the plan.  However,

Tartan's witnesses clearly testified that the only change to the conversion incentive program from what it originally proposed was that one-half of the costs associated with the program would be the responsibility of the shareholders.  It was also noted that some minor changes to the specimen tariffs dealing with the

conversion incentive program might be necessary, but that this was a function of utilizing another company's tariffs as a

starting point for its specimen tariffs, and that any needed corrections could be made prior to or during Staff's review of the actual tariffs filed.

          The Commission has reviewed Tartan's application for a

variance and the evidence adduced at the hearing, and is of the opinion that Tartan has demonstrated the requisite good cause for a variance.  It is undenied that Tartan will be competing with an unregulated propane industry, or that the conversion incentive program could increase the conversion rate, which in turn would allow Tartan to spread its fixed costs over a larger base.  With regard to the argument of "entrapment," a customer who converts under the conversion incentive program would be no worse off, and might be in a better situation, than a customer who converted after the expiration of the program and who bore the entire

amount of initial conversion costs, in the event that both wanted to reconvert to their original fuel source.

          As a practical matter, it is inevitable that some

people will convert at an earlier point in time than others.  The early converters enable the system to get up and running as

quickly as possible, thus making future conversions more economic and efficient.  The Commission deems the conversion incentive program to provide benefits to future customers, and thus it is not unduly discriminatory.  The Commission further determines that the provision in the Stipulation providing for a 50-50

sharing of costs between ratepayers and shareholders is a

reasonable compromise, and adequately addresses the concerns expressed by the Staff and the Public Counsel.

          Although variance requests are reviewed by the

Commission on a case-by-case basis, the Commission notes that the conversion incentive program proposed by Tartan is similar to other programs approved by the Commission in previous cases.

See, e.g., Re the application of UtiliCorp United, Inc. d/b/a

Missouri Public Service, Case No. GA-94-325 (Report and Order

issued August 22, 1994), and Re the application of Fidelity

Natural Gas, Inc., Case No. GA-91-299 (Report and Order issued

December 31, 1991).

                        Conclusions of Law

          The Missouri Public Service Commission has arrived at

the following conclusions of law:

          Tartan Energy Company, L.C., d/b/a Southern Missouri

Gas Company has sought authority to do business as a public

utility in the State of Missouri, and, therefore, would be

subject to the general jurisdiction of the Commission pursuant to

Chapters 386 and 393, RSMo 1986, as amended.

          The Commission has authority under Section 393.170,

RSMo 1986 to grant permission and approval for the construction of gas plant and the exercise of a franchise relating thereto whenever the Commission determines after due hearing that such construction or franchise is necessary or convenient for the public service.  The Commission also has authority under this section to impose such condition or conditions as it may deem reasonable and necessary.

          Pursuant to Section 536.060, RSMo 1986, the Commission

may also approve a stipulation and agreement concluded among the parties as to any issues in a contested case.  The standard for

Commission approval of a stipulation and agreement is whether it is just and reasonable.  Since the Stipulation and Agreement was nonunanimous, the nonsignatory parties in this case have had an opportunity for due hearing through the presentation of their own witnesses and the cross-examination of the witnesses for the signatory parties with respect to both the original proposal before the Commission and the proposal as modified by the

Stipulation.

          Orders of the Commission must be based on competent and

substantial evidence on the record as a whole, must be

reasonable, and must not be arbitrary and capricious or contrary to law.  In this regard, the Commission has considered all the competent, substantial, and relevant evidence in this matter and concludes that the Nonunanimous Stipulation is just and

reasonable and should be adopted, subject to the conditions set forth in the body of this Report and Order, which conditions are intended to further clarify the provisions of the Stipulation as said provisions were explained during the hearing.

          In addition, the Commission has authority to grant a

variance from the Commission's rule on promotional practices pursuant to 4 CSR 240-14.010(2).  The Commission concludes that

Tartan should be granted a variance for its conversion incentive program under the terms agreed to in the Nonunanimous Stipulation and Agreement.

          IT IS THEREFORE ORDERED:

          1.   That the Nonunanimous Stipulation and Agreement

filed on July 22, 1994, and signed by Tartan Energy Company,

L.C., d/b/a Southern Missouri Gas Company, the Staff of the

Missouri Public Service Commission, and the Office of the Public

Counsel, which is attached hereto as Attachment 1 and

incorporated herein by reference, be and is hereby approved,

subject to the conditions set forth in the body of this Report and Order.

          2.   That Tartan Energy Company, L.C., d/b/a Southern

Missouri Gas Company be and is hereby granted a certificate of convenience and necessity authorizing it to construct, install,

own, operate, control, manage, and maintain gas facilities and to render gas service in and to the residents of certain areas of

Wright, Texas, Howell, Webster, Greene, and Douglas Counties,

including the incorporated municipalities of Cabool, Houston,

Licking, Mountain Grove, West Plains, Ava, Mansfield, Marshfield,

and Willow Springs, Missouri, as well as Mountain View, Missouri if the franchise granted by Mountain View is ratified by its voters, subject to the limitations and conditions contained in the Nonunanimous Stipulation and Agreement and this Report and

Order.  Said certificate shall be in conformity with Attachment

2, attached hereto and incorporated herein by reference, which describes the service area by county, range, township, and

section, and Attachment 3, attached hereto and incorporated

herein by reference, which is a map which generally depicts the service area.

          3.   That prior to the commencement of construction of

any gas facilities in the State of Missouri, Tartan Energy

Company, L.C., d/b/a Southern Missouri Gas Company shall file with the Missouri Public Service Commission all documents

necessary to show compliance with the conditions set forth in the body of this Report and Order.  Upon receipt of the above-

referenced documents, the Staff shall -- as soon as possible but in no event later than thirty (30) days after receipt -- submit a brief report to the Commission, stating its recommendation as to whether the documents submitted show compliance with the

conditions of this Report and Order.  In the event Tartan is in compliance, the Commission shall issue an order authorizing

construction immediately after receipt of Staff's report to that effect.

          4.   That in the operation of the above-stated service

areas, Tartan Energy Company, L.C., d/b/a Southern Missouri Gas

Company shall use the nongas rates specified in the Nonunanimous

Stipulation and Agreement and this Report and Order.

          5.   That Tartan Energy Company, L.C., d/b/a Southern

Missouri Gas Company be and is hereby authorized to file tariffs in accordance with the provisions of the Nonunanimous Stipulation and Agreement and this Report and Order, effective for service on or after October 1, 1994.

          6.   That the certificate of convenience and necessity

referenced in Ordered Paragraph #2 shall become effective

simultaneously with the effective date of the tariffs required to be filed and approved pursuant to Ordered Paragraph #5.

          7.   That Tartan Energy Company, L.C., d/b/a Southern

Missouri Gas Company be and is hereby granted a variance from the promotional practices rule of this Commission to the extent and limits as set forth in the Nonunanimous Stipulation and Agreement and this Report and Order.

          8.   That Tartan Energy Company, L.C., d/b/a Southern

Missouri Energy Company be and is hereby authorized to account for one-half of the allowed $200.00 maximum per customer

conversion incentive program costs above-the-line, and include those costs in rate base, as set forth in the Nonunanimous

Stipulation and Agreement and this Report and Order.

          9.   That the Commission makes no finding as to the

prudence or ratemaking treatment to be given any costs or

expenses incurred as the result of the granting of this

certificate of convenience and necessity, except those costs and expenses dealt with specifically in the Nonunanimous Stipulation and Agreement and this Report and Order, and reserves the right to make any disposition of the remainder of those costs and

expenses which it deems reasonable, in any future ratemaking proceeding.

          10.  That this order shall become effective on

October 1, 1994.

                                   BY THE COMMISSION

                                   [signed]

                                   David L. Rauch
                                   Executive Secretary

(SEAL)

McClure, Perkins and
Kincheloe, CC., Concur.
Mueller, Chm., and Crumpton, C.,
Absent.

Dated at Jefferson City, Missouri,
on this 16th day of September, 1994.